Exhibit 99.1

Yiren Digital Reports First Quarter 2026 Unaudited Financial Results

BEIJING, June 25, 2026 -- Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company specializing in digital consumer lending, insurance and financial technology innovation across China and global markets, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Operational Results

Credit Solution Business

●	Total loans facilitated in the first quarter of 2026 were RMB8.9 billion (US$1.3 billion), representing a decrease of 26% compared to RMB12.0 billion in the fourth quarter of 2025, and a decrease of 42% compared to RMB15.2 billion in the same period of 2025.

●	Number of borrowers served in the first quarter of 2026 was 531,500, representing a decrease of 28% compared to 742,444 in the fourth quarter of 2025, and a decrease of 61% compared to 1,375,406 in the same period of 2025.

●	Repeat borrowers’ loan amount[1] accounted for 78% of the total loans facilitated in the first quarter of 2026, compared to 77% in the fourth quarter of 2025, and 74% in the same period of 2025.

●	Cumulative number of borrowers served reached 14,518,023 as of March 31, 2026, representing an increase of 2% from 14,295,499 as of December 31, 2025, and an increase of 12% from 12,909,436 as of March 31, 2025.

●	Average loan size was RMB11,991 during the first quarter of 2026, an increase of 5% from RMB11,454 in the fourth quarter of 2025, and an increase of 67% from RMB7,176 in the same period of 2025.

●	Outstanding balance of performing loans facilitated was RMB21.6 billion (US$3.1 billion) as of March 31, 2026, representing a decrease of 24% from RMB28.6 billion as of December 31, 2025, and a decrease of 21% from RMB27.5 billion as of March 31, 2025.

Insurance Brokerage Business

●	Number of insurance clients during the first quarter of 2026 was 397,854, representing an increase of 49% from 267,730 in the fourth quarter of 2025 and a 413% year-over-year increase from 77,541 in the same period of 2025.

●	Cumulative number of insurance clients was 2,357,951 as of March 31, 2026, representing an increase of 16% from 2,035,550 as of December 31, 2025, and a 48% year-over-year increase from 1,590,394 as of March 31, 2025.

●	Number of new insurance policies in the first quarter of 2026 was 999,575, representing a 21% increase from 824,225 in the fourth quarter of 2025, and a 135% year-over-year increase from 425,044 in the same period of 2025.

[1]	“Repeat borrowers’ loan amount” refers to the proportion of total loan facilitation and origination volume through Yixianghua platform in a given period that is generated by borrowers who have previously completed at least one successful drawdown during that period.

Recent Developments

All-in-AI Strategic Updates

●	Enterprise AI Architecture Rollout: The Company’s MagiCube multi-agent platform launched an upgraded 2.0 version with two additional specialized layers: XuanJi, the execution layer for facilitating human-to-enterprise workflows, and ZhiNao, the enterprise-AI AgentOS for multi-agent orchestration. The system is currently used within the Company and is being tested for external deployment. The Company also introduced AI Buddy, the employee office co-pilot within its enterprise AI workspace platform, giving knowledge-intensive employees direct access to enterprise data, agentic workflows and approved AI tools, to enable faster decisions and higher productivity.

●	AI Application-Layer Strategic Investments Expansion: The Company has made seed investments in three early-stage, high-growth AI application companies, covering AI entertainment, AI-assisted language learning and AI research productivity tools.

“During the first quarter of 2026, we continued to demonstrate resilience and strong execution across our businesses,” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. “We maintained a highly disciplined approach in our credit solutions business while driving robust customer growth in our insurance brokerage business, further diversifying our revenue streams. At the same time, we are rapidly advancing our ‘All-in-AI’ strategy, deepening AI integration across our existing operations and actively expanding our AI application portfolio. Each of these steps accelerates our evolution into an AI-native, multi-industry operating platform, which we expect will unlock significant new growth and enduring value for our Company.”

“The credit performance of our newly originated loan assets continued to improve during the quarter, and the overall quality of our loan portfolio has successfully stabilized,” Mr. William Hui, Chief Financial Officer of Yiren Digital, said. “The underlying risk trends of our legacy book continue to improve, and we expect to see more meaningful profitability gains in the second half of the year. Meanwhile, we remain focused on optimizing capital allocation and improving investment efficiency to further strengthen our financial position and long-term competitiveness.”

First Quarter 2026 Financial Results

Total net revenue in the first quarter of 2026 was RMB915.1 million (US$132.7 million), compared to RMB957.6 million in the fourth quarter of 2025, representing a decrease of 41% from RMB1,554.5 million in the same period of 2025.

Within this, revenue from the credit solution business was RMB795.7 million (US$115.4 million), representing a slight decrease of 4% from RMB832.7 million in the fourth quarter of 2025, and a decrease of 39% compared to the same period in 2025. The decrease was primarily due to lower loan facilitation volume and a reduced service fee rate under the new regulatory framework, as the Company continued to prioritize risk-adjusted growth and maintain a disciplined operating strategy amid evolving market conditions. Revenue from the credit solution business accounted for 87% of total net revenue in the first quarter of 2026, unchanged from the fourth quarter of 2025.

Revenue from the insurance brokerage business was RMB87.2 million (US$12.6 million) in the first quarter of 2026, representing an increase of 4% from RMB83.8 million in the fourth quarter of 2025, and an increase of 22% from RMB71.5 million in the same period of 2025. The sequential and year-over-year growth was primarily driven by the continued expansion of the Company’s internet distribution business, which has maintained strong momentum since mid-2025. As a result, the internet distribution business contributed 29% of the insurance brokerage business segment’s revenue in the first quarter of 2026, compared with 22% in the fourth quarter of 2025, reflecting the ongoing optimization of the Company’s business mix and digital distribution capabilities.

Revenue from other businesses was RMB32.2 million (US$4.7 million), compared with RMB41.1 million in the fourth quarter of 2025 and RMB188.6 million in the same period of 2025. The decrease was mainly attributable to the continued scaling down of the e-commerce business.

Sales and marketing expenses in the first quarter of 2026 were RMB113.6 million (US$16.5 million), compared to RMB206.1 million in the fourth quarter of 2025 and RMB277.0 million in the same period of 2025. The decrease was primarily attributable to lower customer acquisition and marketing spending as the Company maintained a disciplined approach to loan facilitation growth. In addition, the contribution of repeat borrowers increased to 78% in the first quarter of 2026 from 74% in the same period of 2025. The cost decline was further supported by improved marketing efficiency driven by AI-assisted precision marketing initiatives.

Origination, servicing and other operating costs in the first quarter of 2026 were RMB197.6 million (US$28.6 million), compared to RMB250.9 million in the fourth quarter of 2025 and RMB224.7 million in the same period of 2025. The cost decrease was primarily attributable to continued operational cost optimization within the insurance brokerage business, driven by the ongoing transition toward more efficient digital distribution channels and a reduced reliance on traditional distribution operations.

Research and development expenses in the first quarter of 2026 were RMB108.9 million (US$15.8 million), compared to RMB121.4 million in the fourth quarter of 2025 and RMB86.0 million in the same period of 2025. The year-over-year increase in R&D expenses was mainly due to increased recruitment of senior AI R&D talent to support the execution of the 2026 All-in-AI strategy.

General and administrative expenses in the first quarter of 2026 were RMB70.5 million (US$10.2 million), compared to RMB43.0 million in the fourth quarter of 2025 and RMB95.8 million in the same period of 2025. The year-over-year decrease was primarily due to enhanced overall corporate efficiency.

Allowance for contract assets, receivables and others in the first quarter of 2026 was RMB176.4 million (US$25.6 million), compared to RMB302.8 million in the fourth quarter of 2025 and RMB152.8 million in the same period of 2025. The year-over-year increase was primarily driven by higher credit loss provisions recognized on accounts receivable, financing receivables and guarantee receivables, partially offset by reduced credit loss provisions on contract assets amid scaled-back loan facilitation activities. The quarter-over-quarter decline mainly reflected stabilized credit performance in the first quarter of 2026, together with no material portfolio revaluation adjustments recorded in the current period—such adjustments had been recorded in the fourth quarter of 2025 from updated expected loss assumptions.

Provision for contingent liabilities in the first quarter of 2026 was RMB632.2 million (US$91.7 million), compared to RMB1,110.1 million in the fourth quarter of 2025 and RMB410.8 million in the same period of 2025. The year-over-year increase was primarily attributable to higher loan volume under the risk-taking model2 and increased expected loss provisions for newly originated loans. The quarter-over-quarter decline mainly reflected a stabilized asset risk level and no material portfolio revaluation adjustments recorded.

Fair value adjustments loss in the first quarter of 2026 was RMB89.0 million (US$12.9 million), compared to RMB62.0 million in the fourth quarter of 2025 and RMB58.4 million in the same period of 2025. The increase in fair value loss is attributable to fair value adjustment in crypto assets reflecting change in market value of the digital assets.

Income tax expense in the first quarter of 2026 was RMB37.0 million (US$5.4 million).

Net loss for the first quarter of 2026 was RMB494.7 million (US$71.7 million), compared to a net loss of RMB868.2 million in the fourth quarter of 2025 and a net income of RMB247.5 million in the same period of 2025. The year-over-year change was mainly attributable to reduced credit solution business scale, reflecting lower overall loan origination volume, lower service fee rates under the new regulatory framework and higher credit-related costs. The quarter-over-quarter improvement primarily reflects a stabilized risk level and no material portfolio revaluation adjustments recorded with the risk-taking model. The improvement was further supported by improved asset quality, higher revenue contribution from the insurance brokerage business through internet distribution channels, and continued operational efficiency gains driven by AI-enabled cost optimization.

[2]	“The risk-taking model” refers to the framework in which Yiren Digital assumes the credit risk for the loans facilitated on its platform.

Adjusted EBITDA3 (non-GAAP) in the first quarter of 2026 was a loss of RMB336.8 million (US$48.8 million), compared to a loss of RMB1,028.5 million in the fourth quarter of 2025 and a gain of RMB325.0 million in the same period of 2025.

Basic and diluted loss per ADS in the first quarter of 2026 were both RMB5.6420 (US$0.8180), compared to basic and diluted loss per ADS of both RMB9.9624 in the fourth quarter of 2025; and basic and diluted income per ADS of RMB2.8646 and RMB2.8460, respectively, in the same period of 2025.

Net cash used in operating activities in the first quarter of 2026 was RMB655.6 million (US$95.0 million), compared to RMB180.8 million used in operating activities in the fourth quarter of 2025, and to RMB478.7 million generated from operating activities in the same period of 2025. The higher net operating cash outflow for the period is primarily attributable to prepayments of operating costs and expenses, longer collection terms for operating receivables and higher indemnity disbursements under the risk-taking model.

Net cash used in investing activities in the first quarter of 2026 was RMB24.8 million (US$3.6 million), compared to RMB29.2 million provided by investing activities in the fourth quarter of 2025 and RMB145.6 million used in investing activities in the same period of 2025.

Net cash used in financing activities in the first quarter of 2026 was RMB345.6 million (US$50.1 million), compared to RMB234.1 million in the fourth quarter of 2025 and RMB80.6 million in the same period of 2025.

As of March 31, 2026, cash and cash equivalents were RMB2,453.1 million (US$355.6 million), compared to RMB3,348.1 million as of December 31, 2025. As of March 31, 2026, the balance of financial investments was RMB507.5 million (US$73.6 million), compared to RMB483.7 million as of December 31, 2025.

As of March 31, 2026, delinquency rates4 for loans that were past due for 1-30 days, 31-60 days and 61-90 days were 2.5%, 2.7% and 3.2%, respectively, compared to 3.4%, 3.0% and 2.8%, respectively, as of December 31, 2025.

[3]	“Adjusted EBITDA” is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of “Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures” and the table captioned “Reconciliations of Adjusted EBITDA” set forth at the end of this press release.

[4]	“Delinquency rates” refers to the outstanding principal balance of loans that were 1-30 days, 31-60 days and 61-90 days past due as a percentage of the total performing outstanding principal balance of loans as of a specific date. Loans originating outside mainland China are not included in the calculation. We define a performing loan as one that is being repaid according to the agreed terms and has not become delinquent for more than 90 days.

Recent Updates

The Company issued a statement in May regarding media reports relating to certain financial products offered by affiliates of the Company’s controlling shareholder. Those matters are unrelated to the Company. Management is monitoring the situation closely and will make further disclosures as required under applicable laws, regulations, and listing standards.

Dividend Policy

Under the Company’s semi-annual dividend policy, the Board will review operating results and evaluate the Company’s cash dividend policy for the first half of 2026 following the conclusion of the second quarter.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8980 to US$1.00, the effective noon buying rate on March 31, 2026, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on June 25, 2026 (or 8:00 p.m. Beijing/Hong Kong Time on June 25, 2026).

Participants who wish to join the call should register online in advance of the conference at: https://dpregister.com/sreg/10209861/10439ec2351.

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at: https://ir.yiren.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” and similar expressions. Forward-looking statements are based on management’s current expectations, assumptions, and assessments of current market and operating conditions. These statements involve inherent risks, uncertainties, and other factors, many of which are outside the control of the Company, and which could cause actual results to differ materially from those expressed or implied in such statements. Actual results may differ materially from those expressed or implied in forward-looking statements due to a variety of factors and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this press release. The Company undertakes no, and expressly disclaims any, obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading fintech company specializing in digital consumer lending, insurance, and financial technology innovation across China and global markets. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. Following the regulatory filing of its in-house developed Large Language Model Zhiyu, and the significant enhancement of its MagiCube Agent platform, Yiren Digital is establishing a new growth engine to accelerate its evolution into an AI-native, multi-industry operating platform extending beyond traditional financial services. For more information, please visit https://ir.yiren.com.

For further information:

Media Inquiry

Email: pr@creditease.cn

Investor Relations

Email: ir@yiren.com

Piacente Financial Communications
Email: yrd@thepiacentegroup.com

SOURCE Yiren Digital

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

Unaudited Condensed Consolidated Statements of Operations

 (in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	USD
Net revenue:
Loan facilitation services	742,394	(3,909)	(567)
Post-origination services	1,744	(41)	(6)
Guarantee services	318,397	519,155	75,262
Financing services	41,887	66,145	9,589
Insurance brokerage services	71,460	87,160	12,636
Electronic commerce services	184,074	921	133
Network and marketing services *	124,358	145,697	21,122
Technology services *	68,590	98,129	14,226
Others *	1,622	1,883	273
Total net revenue	1,554,526	915,140	132,668
Operating costs and expenses:
Sales and marketing	276,952	113,569	16,464
Origination,servicing and other operating costs	224,738	197,552	28,639
Research and development	85,954	108,933	15,792
General and administrative	95,837	70,504	10,221
Allowance for contract assets, receivables and others	152,805	176,424	25,576
Provision for contingent liabilities	410,763	632,219	91,653
Total operating costs and expenses	1,247,049	1,299,201	188,345
Other income/(loss):
Investment income	1,281	1,318	191
Interest income	22,925	12,498	1,812
Fair value adjustments loss	(58,376)	(89,036)	(12,908)
Others, net	674	1,591	231
Total other loss	(33,496)	(73,629)	(10,674)
Income/(loss) before provision for income taxes	273,981	(457,690)	(66,351)
Share of results of equity investees	(129)	—	—
Income tax expense	26,346	37,024	5,368
Net income/(loss)	247,506	(494,714)	(71,719)
Net loss attributable to non-controlling interests	—	1,173	171
Net income/(loss) attributable to ordinary shareholders of the Company	247,506	(493,541)	(71,548)

Weighted-average number of ordinary shares used in computing basic net income/(loss) per share	172,800,275	174,951,573	174,951,573
Basic net income/(loss) per share attributable to ordinary shareholders of the Company	1.4323	(2.8210)	(0.4090)
Basic diluted net income/(loss) per ADS attributable to ordinary shareholders of the Company	2.8646	(5.6420)	(0.8180)

Weighted-average number of ordinary shares used in computing diluted net income/(loss) per share	173,935,749	174,951,573	174,951,573
Diluted net income/(loss) per share attributable to ordinary shareholders of the Company	1.4230	(2.8210)	(0.4090)
Diluted net income/(loss) per ADS attributable to ordinary shareholders of the Company	2.8460	(5.6420)	(0.8180)

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	478,650	(655,588)	(95,040)
Net cash used in investing activities	(145,590)	(24,764)	(3,590)
Net cash used in financing activities	(80,576)	(345,590)	(50,100)
Effect of foreign exchange rate changes	2,367	(8,389)	(1,216)
Net increase/(decrease) in cash, cash equivalents and restricted cash	254,851	(1,034,331)	(149,946)
Cash, cash equivalents and restricted cash, beginning of period	4,101,557	3,870,834	561,153
Cash, cash equivalents and restricted cash, end of period	4,356,408	2,836,503	411,207

*	Given the Company’s diversified revenue streams, Network and marketing services and Technology services are now separately presented from Other revenue, with the remaining balance classified as Others. Comparative figures for the prior period have been restated.

Unaudited Condensed Consolidated Balance Sheets

 (in thousands)

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	USD
Cash and cash equivalents	3,348,126	2,453,140	355,631
Restricted cash	522,708	383,363	55,576
Accounts receivable	826,141	911,368	132,121
Guarantee receivable	832,905	868,827	125,953
Contract assets, net	619,291	305,106	44,231
Contract cost	4,287	2,149	312
Prepaid expenses and other assets	1,776,019	1,756,162	254,590
Loans at fair value	342,895	156,134	22,635
Financing receivables	909,182	938,958	136,120
Amounts due from related parties *	2,974,080	3,429,417	497,161
Financial investments	483,700	507,528	73,576
Equity investments	11,528	23,455	3,400
Property, equipment and software, net	50,403	84,630	12,269
Digital Assets	391,267	287,228	41,639
Deferred tax assets	325,094	361,981	52,476
Right-of-use assets	37,329	33,891	4,913
Total assets	13,454,955	12,503,337	1,812,603
Accounts payable	79,630	93,759	13,592
Amounts due to related parties	44,179	14,982	2,172
Guarantee liabilities-stand ready	989,701	1,025,763	148,704
Guarantee liabilities-contingent	1,300,097	1,172,209	169,935
Deferred revenue	227	150	22
Payable to investors of consolidated ABFE	1,294,792	941,068	136,426
Accrued expenses and other liabilities	404,680	406,222	58,890
Deferred tax liabilities	29,854	34,197	4,957
Lease liabilities	39,758	35,289	5,116
Total liabilities	4,182,918	3,723,639	539,814
Ordinary shares	133	134	19
Additional paid-in capital	5,239,550	5,242,914	760,063
Treasury stock	(170,686)	(170,686)	(24,744)
Accumulated other comprehensive income	(2,517)	(17,369)	(2,518)
Retained earnings	4,205,557	3,710,721	537,942
Total Yiren Digital Ltd shareholders' equity	9,272,037	8,765,714	1,270,762
Non-controlling interests	—	13,984	2,027
Total equity	9,272,037	8,779,698	1,272,789
Total liabilities and equity	13,454,955	12,503,337	1,812,603

*	The Company has outstanding related party balances due from our controlling shareholder and its affiliates. These balances are currently performing in accordance with their contractual terms. Should our controlling shareholder fail to satisfy its payment obligations in the future, we may be required to adjust the carrying value of such related receivables accordingly.

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended
	March 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	15,237,923	8,910,760	1,291,789
Number of borrowers	1,375,406	531,500	531,500
Remaining principal of performing loans	27,458,292	21,603,502	3,131,850
Cumulative number of insurance clients	1,590,394	2,357,951	2,357,951
Number of insurance clients	77,541	397,854	397,854
Gross written premiums	801,798	822,991	119,309
First year premium	412,497	536,332	77,752
Renewal premium	389,301	286,659	41,557

Segment Information

Credit solution business:
Revenue	1,294,480	795,746	115,359
Sales and marketing expenses	260,903	80,760	11,708
Origination, servicing and other operating costs	140,623	140,143	20,317
Allowance for contract assets, receivables and others	152,112	174,866	25,350
Provision for contingent liabilities	410,763	632,219	91,653

Insurance brokerage business:
Revenue	71,460	87,160	12,636
Sales and marketing expenses	2,795	2,388	346
Origination, servicing and other operating costs	81,440	54,475	7,897
Allowance for contract assets, receivables and others	(578)	(117)	(17)

Others:
Revenue	188,586	32,234	4,673
Sales and marketing expenses	13,254	30,421	4,410
Origination, servicing and other operating costs	2,675	2,934	425
Allowance for contract assets, receivables and others	(1,994)	188	27

Reconciliation of Adjusted EBITDA
Net income/(loss)	247,506	(494,714)	(71,719)
Interest income and investment income, net	(24,206)	(13,816)	(2,003)
Income tax expense	26,346	37,024	5,368
Depreciation and amortization	2,297	3,561	516
Share-based compensation	2,187	2,071	300
Fair value adjustments related to digital assets and financial investments	70,824	129,059	18,710
Adjusted EBITDA	324,954	(336,815)	(48,828)
Adjusted EBITDA margin	20.9%	-36.8%	-36.8%

Delinquency Rates

	1-30 days	31-60 days	61-90 days
December 31, 2022	1.7%	1.2%	1.1%
December 31, 2023	2.0%	1.4%	1.2%
December 31, 2024	1.6%	1.2%	1.1%
December 31, 2025	3.4%	3.0%	2.8%
March 31, 2026	2.5%	2.7%	3.2%

90+ Days Delinquency Rates by Vintage*

Loan Issued Period	Month on Book
	4	6	8	10	12	14	16	18	20	22	24
2022Q1	0.6%	2.0%	3.1%	3.9%	4.5%	4.7%	4.6%	4.6%	4.5%	4.5%	4.4%
2022Q2	0.5%	1.7%	2.9%	3.7%	4.2%	4.4%	4.3%	4.3%	4.2%	4.2%	4.1%
2022Q3	0.5%	2.1%	3.4%	4.2%	4.7%	5.0%	4.9%	4.9%	4.8%	4.7%	4.7%
2022Q4	0.7%	2.5%	3.8%	4.8%	5.5%	5.8%	5.8%	5.7%	5.6%	5.5%	5.4%
2023Q1	0.5%	2.3%	3.9%	5.0%	5.8%	6.1%	6.0%	5.9%	5.8%	5.7%	5.6%
2023Q2	0.6%	2.8%	4.7%	6.1%	6.8%	7.1%	7.0%	6.9%	6.8%	6.7%	6.6%
2023Q3	0.8%	3.5%	5.6%	7.0%	7.7%	7.9%	7.9%	7.7%	7.6%	7.5%	7.5%
2023Q4	0.7%	3.4%	5.6%	6.8%	7.4%	7.6%	7.6%	7.4%	7.3%	7.3%	7.2%
2024Q1	0.6%	3.0%	4.8%	5.9%	6.6%	6.8%	6.8%	6.7%	6.6%	6.6%	6.5%
2024Q2	0.6%	2.4%	4.0%	5.1%	5.8%	6.1%	6.1%	6.0%	5.9%	6.0%
2024Q3	0.5%	2.2%	3.7%	4.7%	5.4%	5.8%	5.8%	5.7%	5.5%
2024Q4	0.6%	2.2%	3.8%	4.9%	5.9%	6.4%	6.3%
2025Q1	0.6%	2.3%	4.2%	6.0%	7.2%	6.9%
2025Q2	0.8%	3.5%	6.6%	8.3%
2025Q3	1.1%	4.8%	8.0%
2025Q4	1.2%

*	The 90+ days delinquency rate by vintage refers to the outstanding principal balance of loans facilitated over a specified period that are more than 90 days past due, as a percentage of the total loans facilitated during that same period. Loans originating outside mainland China are excluded from the calculation.